
02003725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2002

SEC FILE NUMBER
8- 47285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RV 3/5/02

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PICTET OVERSEAS INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 2900
(No. and Street)

Montreal (City) Quebec (State) H3A 3J6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Parsons (514) 350-6263
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name — *if individual, state last, first, middle name*)

1250 René-Lévesque Blvd West, Suite 3500 (Address) Montreal, (City) Quebec (State) H3B 2G4 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PICTET OVERSEAS INC., as of December 31, ~~19~~XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Operating Officer & Secretary

Title

Notary Public

DÉODAT LÉ, LAWYER
QUEBEC BAR NO: 194117-8

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC
FEB 27 2002
WASH. D.C.
340

Pictet Overseas Inc.

Financial Statements
December 31, 2001
(expressed in U.S. dollars)



PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Blvd West
Suite 3500
Montréal Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 938 5709

February 8, 2002

Auditors' Report

To the Shareholder of
Pictet Overseas Inc.

We have audited the balance sheet of **Pictet Overseas Inc.** as at December 31, 2001 and the statements of loss and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States.

We have also audited the schedule of computation of net capital for the year ended December 31, 2001 which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities and Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

Pictet Overseas Inc.
Balance Sheet
As at December 31, 2001

(expressed in U.S. dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash (note 3)	285,349	103,392
Short-term deposits (note 3)	5,000,000	5,662,913
Accounts receivable	304,831	55,956
Income taxes recoverable	451,599	-
	6,041,779	5,822,261
Other assets		
Boston Stock Exchange Seat	800	800
Boston Stock Exchange Clearing Fund Deposit	6,000	6,000
	6,048,579	5,829,061
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	624,701	855,685
Income taxes payable	-	29,294
	624,701	884,979
Shareholder's Equity		
Capital stock (note 5)	5,000,000	3,500,000
Retained earnings	423,878	1,444,082
	5,423,878	4,944,082
	6,048,579	5,829,061

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

____________________ Director ____________________ Director

Pictet Overseas Inc.

Statement of Loss and Retained Earnings

For the year ended December 31, 2001

(expressed in U.S. dollars)

	2001 $	2000 $
Revenue		
Commissions earned (note 3)	5,291,687	7,696,438
Investment advisory fees	8,357	13,150
Interest	164,179	187,890
	5,464,223	7,897,478
Expenses		
Salaries and related expenses	2,803,196	2,258,666
Commissions (note 3)	2,116,675	3,078,575
Professional fees	23,825	27,234
General	667,840	360,035
Management fees (note 3)	529,169	769,644
Research fees	113,978	106,590
Consulting fees	258,465	219,296
Referral fees (includes solicitation and research fees)	72,668	111,667
Information services	126,246	41,835
Telecommunications	5,243	2,794
Membership fees	19,665	42,107
Foreign exchange loss (gain)	129,982	(35,450)
	6,866,952	6,982,993
Earnings (loss) before income taxes	(1,402,729)	914,485
Provision for (recovery of) income taxes	(382,525)	271,850
Net earnings (loss) for the year	(1,020,204)	642,635
Retained earnings – Beginning of year	1,444,082	801,447
Retained earnings – End of year	423,878	1,444,082

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2001

(expressed in U.S. dollars)

	2001 $	2000 $
Cash flows from		
Operating activities		
Net earnings (loss) for the year	(1,020,204)	642,635
Changes in non-cash working capital items		
Decrease (increase) in accounts receivable	(248,875)	38,122
Decrease (increase) in income taxes recoverable	(451,599)	9,991
Increase (decrease) in accounts payable and accrued liabilities	(230,984)	470,003
Increase (decrease) in income taxes payable	(29,294)	29,294
	(1,980,956)	1,190,045
Investing activities		
Increase in Boston Stock Exchange Clearing Fund Deposit	-	(6,000)
Financing activities		
Issuance of preferred shares	1,500,000	1,000,000
Increase (decrease) in cash and cash equivalents during the year	(480,956)	2,184,045
Cash and cash equivalents – Beginning of year	5,766,305	3,582,260
Cash and cash equivalents – End of year	5,285,349	5,766,305
Cash and cash equivalents consist of:		
Cash	285,349	103,392
Short-term deposits	5,000,000	5,662,913
	5,285,349	5,766,305
Supplementary information		
Interest received	164,172	180,269
Income taxes paid	118,917	229,843

The accompanying notes are an integral part of these financial statements.

(expressed in U.S. dollars)

1 Incorporation and nature of business

The company was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. It is a member of an international group of companies whose parent company is Pictet et Cie ("Pictet"). The company's business activities include marketing European securities, marketing investment advisory services, marketing investment company securities, and executing trades on the Boston Stock Exchange and NASDAQ. The company derives substantially all of its revenue from companies under common control of Pictet (note 3).

2 Significant accounting policies

Basis of presentation

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less short-term operating loans. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Boston Stock Exchange Seat

The Boston Stock Exchange Seat is accounted for at the lower of cost and impairment value.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Reporting currency and foreign exchange

These financial statements have been prepared in United States dollars. Revenue and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date.

(expressed in U.S. dollars)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3 Related parties

Transactions and balances with companies under common control of Pictet are as follows:

	2001 $	2000 $
Commissions earned	5,291,687	7,696,438
Commissions paid	2,116,675	3,078,575
Management fees paid	529,169	769,644
Cash on deposit with affiliated company	1,911	2,002
Short-term deposit with affiliated company	-	2,162,913

All other balances with related companies are disclosed separately in the balance sheet. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are comprised of the following:

	2001 $	2000 $
Accrued compensation	523,185	776,236
Other	101,516	79,449
	624,701	855,685

(expressed in U.S. dollars)

5 Capital stock

a) Authorized, unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, without entitlement to a dividend, redeemable at the option of the company or the holder at their paid-in amount plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued

	2001 $	2000 $
2,500,000 Class D preferred shares (2000 – 1,000,000)	2,500,000	1,000,000
2,500,000 Class A common shares	2,500,000	2,500,000
	5,000,000	3,500,000

b) On July 31, 2001, the company issued an additional 1,500,000 Class D preferred shares for a total cash consideration of $1,500,000.

6 Financial instruments

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

(expressed in U.S. dollars)

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with financial institutions under common control or with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

Fair value

The carrying value of financial instruments approximates their fair value due to the short-term maturity of these instruments.

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2001 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed interest rate – 1.8% (weighted average)
Accounts receivable	Non-interest bearing
Income taxes recoverable	Non-interest bearing
Boston Stock Exchange Clearing Fund Deposit	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

7 Capital requirements

The company is a member of the National Association of Securities Dealers, Inc. and as such is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934 ("the Act"). This rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% of its "net capital", as those terms are defined by the Act.

At December 31, 2001, the company's aggregate indebtedness and net capital were $624,701 and $4,666,648 (2000 – $884,979 and $4,887,326) respectively, giving a ratio of 13% (2000 – 18%).

Pictet Overseas Inc.

Schedule of Computation of Net Capital

For the year ended December 31, 2001

(expressed in U.S. dollars)

	2001 $	2000 $
Net capital		
Capital stock – common shares	5,000,000	3,500,000
Retained earnings	423,878	1,444,082
	5,423,878	4,944,082
Accounts receivable less non-allowable assets	304,831	55,956
Income taxes recoverable	451,599	-
Other assets	800	800
	757,230	56,756
	4,666,648	4,887,326
Aggregate indebtedness		
Accounts payable and accrued liabilities	624,701	855,685
Income taxes payable	-	29,294
	624,701	884,979
Ratio of aggregate indebtedness to net capital	13%	18%



Pictet Overseas Inc.


FEB 27 2002
340

Supplementary Report on
Computation of Net Capital
For the year ended December 31, 2001



PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Blvd West
Suite 3500
Montréal Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 938 5709

February 26, 2002

Chartered Accountants' Supplementary Report on Computation of Net Capital

To the Board of Directors of
Pictet Overseas Inc.

In connection with Rule 17a-5(a) of the Securities Exchange Act of 1934, we have performed the following procedure with respect to Form X-17a-5, Part II of the Financial and Operational Combined Uniform Single Report ("Focus Report") of **Pictet Overseas Inc.** (the "company") as at December 31, 2001:

> As required under Rule 17a-5(d)(4) of the Securities Exchange Act of 1934, we compared the computation of net capital under Rule 15c 3-1, included as a schedule with the audited financial statements, and the corresponding unaudited most recent Part IIA filing of Form X-17a-5 of the Focus Report dated February 26, 2002 and found them to be materially in agreement.

As a result of applying the above procedure, we did not identify any amounts that were materially different between the Focus Report and the audited financial statements of the company as at December 31, 2001 and the schedule of computation of net capital as at December 31, 2001. However, the above procedure does not constitute an audit and accordingly we do not express an opinion on the Focus Report referred to above as at December 31, 2001.

Our procedures were conducted solely to assist you in complying with Rule 17a-5(d)(4), and our report is not to be used for any other purpose.

PricewaterhouseCoopers LLP

Chartered Accountants



Pictet Overseas Inc.

Supplementary Report on
Internal Accounting Control
For the year ended December 31, 2001



PricewaterhouseCoopers LLP
Chartered Accountants
1250 René-Lévesque Blvd West
Suite 3500
Montréal Quebec
Canada H3B 2G4
Telephone +1 (514) 205 5000
Facsimile +1 (514) 938 5709

February 8, 2002

Chartered Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors of
Pictet Overseas Inc.

As part of our audit of the financial statements of **Pictet Overseas Inc.** as at December 31, 2001 on which we reported under date of February 8, 2002, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material weaknesses in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material weakness. For the purposes of this report, material weakness is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Pictet Overseas Inc. and the National Association of Securities Dealers, Inc. and is not to be used by any other party.

PricewaterhouseCoopers LLP

Chartered Accountants